FORM 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777

(the "Company")

Item 2	Date of Material Change

June 27th, 2006, being the date of the news release.

Item 3	News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Company announced that, subject to all necessary approvals, Mr. John Ivany has been appointed to its Board of Directors.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6.	Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Senior Officer/Director

Contact:	Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9.	Date Of Report

DATED at Vancouver, BC, this 27th day of June, 2006.

Viceroy Exploration Ltd.	News Release #2006.14

TSX: VYE
XVE: AMEX
520 – 700 West Pender Street,
Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Exploration Appoints Mr. John Ivany to Board of Directors

Vancouver, British Columbia, June 27, 2006 - Viceroy Exploration Ltd. (the "Company") is pleased to announce that, subject to all necessary approvals, Mr. John Ivany has been appointed to its Board of Directors.

Mr. Ivany most recently held the position of Executive Vice-President, Kinross Gold Corporation from 1995-2006 where he was instrumental in the growth of Kinross to become one of the largest primary gold producers in North America.

The Company is extremely pleased to add Mr. Ivany to its Board. His extensive experience in the area of corporate development will be of great value to the Company as it advances from the exploration to the development stage.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration, advancement and development of its 100%-owned Gualcamayo project, in San Juan Province, Argentina.

For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604-669-4777, or e-mail us at info@viceroyexploration.com.

For further information contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release, which has been prepared by management.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and include, among others, the expected date of the Company’s proposed AMEX listing, the Company’s expectation that it will successfully transition to a gold producer, the expectation that the AMEX listing will make the Company more accessible to current and prospective investors in the United States, the size of the Company’s gold deposits, the financial position of the Company and other statements that are not historical facts. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks and uncertainties described in the Company’s registration statement on Form 40-F and Report on Form 6-K filed with the Securities and Exchange Commission.